CUSIP No. 535219109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LINDBLAD EXPEDITIONS HOLDINGS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

535219109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535219109

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,575,132 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,575,132 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,132 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents shares of common stock underlying the 33,964 shares of the 6.0% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.
(2)

The percentage used herein and in the rest of this Amendment No. 2 to Schedule 13G is calculated based upon 53,141,196 shares of the Issuer’s common stock outstanding as of October 31, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 2, 2022, and assuming conversion of all of the 33,964 shares of 6.0% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 535219109

1	NAMES OF REPORTING PERSONS MSD SIF Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,575,132 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,575,132 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,575,132 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents shares of common stock underlying the 33,964 shares of the 6.0% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.
(2)

The percentage used herein and in the rest of this Amendment No. 2 to Schedule 13G is calculated based upon 53,141,196 shares of the Issuer’s common stock outstanding as of October 31, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 2, 2022, and assuming conversion of all of the 33,964 shares of 6.0% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 535219109

Item 1(a)	Name of Issuer:

The name of the issuer is Lindblad Exploration Holdings, Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 96 Morton Street, 9th Floor, New York, NY, 10014.

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) is being jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”) and MSD SIF Partners II, LLC (“MSD SIF Partners”) (collectively, the “Reporting Persons”). MSD SIF Partners is the direct owner of the securities covered by this statement.

MSD Partners is the manager of, and may be deemed to beneficially own securities beneficially owned by, MSD SIF Partners. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2023, a copy of which is filed with this Amendment No. 2 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of MSD Partners and MSD SIF Partners is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSD SIF Partners is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

535219109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 535219109

Item 4	Ownership:

A. MSD Partners, L.P.

(a) Amount beneficially owned: 3,575,132

(b) Percent of class: 6.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,575,132

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,575,132

B. MSD SIF Partners II, LLC

(a) Amount beneficially owned: 3,575,132

(b) Percent of class: 6.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,575,132

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 3,575,132

C. MSD Partners (GP), LLC

(a) Amount beneficially owned: 3,575,132

(b) Percent of class: 6.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 3,575,132

CUSIP No. 535219109

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 3,575,132

D.	Gregg R. Lemkau

(a)	Amount beneficially owned: 3,575,132

(b)	Percent of class: 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 3,575,132

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 3,575,132

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11

CUSIP No. 535219109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 14, 2023

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Robert K. Simonds, Authorized Signatory

MSD SIF Partners II, LLC

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

/s/ Robert K. Simonds
Robert K. Simonds, Authorized Signatory

CUSIP No. 535219109

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1	Joint Filing Agreement dated February 14, 2023